UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

SYNERGY CHC CORP.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

87165D 109

(CUSIP Number)

Michel Loustric

The Business Center, Upton, St Michael BB11103 Barbados

(246) 266-8631

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

NOVEMBER 12, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87165D 109	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Knight Therapeutics (Barbados) Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Barbados
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7.	SOLE VOTING POWER 18,277,814[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 18,277,814[1]
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,277,814[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7%[2]
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 87165D 109	13D	Page 3 of 5 Pages

Item 1.  Security and Issuer.

(a) (b) (c)	Name of Issuer: Synergy CHC Corp. Title of Class of Securities Common Stock, par value $0.00001 per share Address of Issuer’s Principal Executive Offices 865 Spring Street, Westbrook ME 04092

Item 2.  Identity and Background.

(a)	Name of Person Filing Knight Therapeutics (Barbados) Inc.
(b)	Address of the Principal Office or, if none, residence The Business Center, Upton, St. Michael Barbados BB11103
(c)	Citizenship Barbados
(d)	Title of Class of Securities Common Stock, par value $0.00001 per share
(e)	CUSIP Number 87165D 109

Item 3.  Source or Amount of Funds or Other Consideration.

No funds were used in the acquisition of the securities as they were acquired by the Reporting Person in conjunction with the issuance of a debenture by the Reporting Person to the Issuer.

Item 4.  Purpose of Transaction.

As reported in Item 3 above, the Reporting Person acquired the securities from the Issuer in conjunction with the issuance of a debenture by the Reporting Person to the Issuer.

The Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, the Reporting Person reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate.

In particular, the Reporting Person may at any time and from time to time, (i) in the open market, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including acquisitions from affiliates of the Reporting Person; (ii) dispose of or transfer all or a portion of the securities of the Issuer that the Reporting Person now owns or may hereafter acquire; or (iii) enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

CUSIP No. 87165D 109	13D	Page 4 of 5 Pages

Item 5.  Interest in Securities of the Issuer.

(a)	Amount beneficially owned: 18,277,814[1] which represents 21.7%[2] of the class

(b)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 18,277,814[1]
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose or to direct the disposition of: 18,277,814[1]
	(iv)	Shared power to dispose or to direct the disposition of: 0

(c)	On November 12, 2015 the Reporting Person acquired beneficial ownership of 10,097,868[3] securities of the class in conjunction with the issuance of a debenture by the Reporting Person to the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable

Item 7.  Material to Be Filed as Exhibits.

1	Synergy CHC Corp. Common Stock Purchase Warrant, dated November 12, 2015 (incorporated by reference to Exhibit 4.4 of the Issuer’s Current Report on Form 8-K filed with the SEC on November 18, 2015).

2	Synergy CHC Corp. Common Stock Purchase Warrant (10-Year Warrant), dated November 12, 2015 (incorporated by reference to Exhibit 4.5 of the Issuer’s Current Report on Form 8-K filed with the SEC on November 18, 2015).

3	First Amendment to Loan Agreement, dated November 12, 2015, between Knight Therapeutics (Barbados) Inc. and Synergy Strips Corp (incorporated by reference to Exhibit 10.15 of the Issuer’s Current Report on Form 8-K filed with the SEC on November 18, 2015).

1 Includes 8,132,002 shares that may be acquired upon the exercise of warrants.

2 Based on 84,360,097 shares of common stock issued and outstanding (69,238,044 shares of common stock as reported in the issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 16, 2015, plus 15,122,053 shares of common stock issued pursuant to the transactions described on the Form 8-K filed by the issuer with the SEC on November 18, 2015).

3 Includes 5,550,625 shares of common stock acquired upon the exercise of a warrant issued to the Reporting Person on November 12, 2015 for $1.00, and 4,547,243 shares that may be acquired upon the exercise of warrants.

CUSIP No. 87165D 109	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME

/s/ Michel Loustric
Insert Name

President
Insert Title

11/23/2015
Insert Date